EXHIBIT 99.1

Yamana Gold Reports Strong Third Quarter 2021 Results With a Step Change Increase in Cash Flows, Standout Quarters From Canadian Malartic, Jacobina, El Peñón and an Exceptional Quarter From Cerro Moro

TORONTO, Oct. 28, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the third quarter of 2021. With strong results from operations, the Company remains well positioned to achieve guidance for the year of 1,000,000 gold equivalent ounces ("GEO")(2), underpinned by momentum at Canadian Malartic, Jacobina and El Peñón, as well as a strong fourth quarter performance expected at El Peñón and Cerro Moro, as previously guided.

THIRD QUARTER HIGHLIGHTS

Financial Results - Strong Cash Flows, Increase to Mine Operating Earnings

  Net earnings(3) were $27.0 million or $0.03 per share basic and diluted. Adjusted net earnings(1, 3) were $69.7 million or $0.07 per share basic and diluted.
  Mine operating earnings were $154.0 million and increased quarter-over-quarter by 8%.
  Cash flows from operating activities were $190.6 million and cash flows from operating activities before net change in working capital(1) were $202.9 million, representing sharp increases from second quarter results of 24% and 21% respectively.
  Free cash flow before dividends and debt repayments(1) was $81.6 million and increased 59% quarter-over-quarter.
  Cash and cash equivalents totalled $460.2 million(8) and the Company has $750.0 million in available credit.

	Three months ended September 30
(In millions of United States Dollars)	2021	2020
Net Free Cash Flow (1)	$139.2	$185.5
Free Cash Flow before Dividends and Debt Repayments (1)	$81.6	$156.9

(See end notes on at end of press release)

Operating Results - Standout Quarters from Canadian Malartic, Jacobina and El Peñón, Exceptional Quarter from Cerro Moro

  As previously guided, production is weighted at 53% for the second half of the year, with the fourth quarter being the strongest quarter, expected to exceed 270,000 GEO(2) produced. Consequently, with a strong third quarter, the Company remains well positioned to achieve guidance for the year of 1,000,000 GEO(2), underpinned by the momentum at Canadian Malartic, Jacobina and El Peñón, as well as a strong fourth quarter performance expected at El Peñón and Cerro Moro.
  GEO(2) production was 256,464, including 225,556 ounces of gold, and 2.27 million ounces of silver. This marks the second highest all-time GEO(2) production total for Yamana mines(4), on the back of exceptional gold production. The Company expects record-breaking GEO(2) production in the fourth quarter, as gold is expected to reach an all-time quarterly high.
  Standout gold production from Canadian Malartic with 86,803 ounces, Jacobina with 47,373 ounces and El Peñón with 50,229 ounces. Further, Cerro Moro had an exceptional quarter producing 19,261 ounces of gold which increased approximately 33% from the second quarter and with stronger production expected in the fourth quarter from higher grades.
  Silver production was 2,273,183 ounces with both El Peñón and Cerro Moro recording their highest quarterly silver production totals of the year, with stronger production expected in the fourth quarter from higher grades at both mines anticipated.
  El Peñón third quarter GEO(2) production was 62,545, a 19% increase above its second quarter GEO(2) production. As previously guided, El Peñón is well positioned to meet its annual production guidance with approximately 31% of annual gold production for the operation expected for the fourth quarter.
  Cerro Moro produced 37,853 GEO(2) during the quarter with 98,406 GEO(2) produced year to date, a significant increase versus the comparative prior year-to-date period of 89,472 GEO(2).
  Minera Florida produced 21,890 ounces of gold, and is expected to meet its annual production guidance with a strong fourth quarter underpinned by a strong start in October.
  Cash costs(1) and all-in sustaining costs ("AISC")(1) for the quarter were $702 and $1,041 per GEO(2), respectively, which on a consolidated basis were lower than the second quarter and the comparative period. The Company recorded standout September performances at several mines with per GEO(2) costs for those mines during the month being the lowest month of the quarter by a considerable margin. Further, consolidated AISC(1) on a per GEO(2) basis for September was approximately 10% lower than the quarterly average, which positions the Company to deliver its lowest per GEO(2) cost of the year during the fourth quarter.
  Year-to-date costs have had a modest impact from inflationary pressures, which are expected to continue during the fourth quarter. For the full year, the Company expects upwards of $20 per GEO(2) of inflationary pressure on costs not originally anticipated at the start of the year.(2) Nonetheless, costs for the fourth quarter will be well below the average costs experienced on a year-to-date basis due to the strong production anticipated.

Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility

  Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile, and the Company has taken advantage of current market conditions to improve terms of its outstanding notes by increasing tenor and reducing carrying costs. As such, during the quarter, Yamana completed its offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031.
  Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024.
  The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the shorter-term maturity notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding gross debt was reduced by $222.1 million during the quarter to $772.8 million, which compares to $1.85 billion outstanding in the second quarter of 2019.
  Interest on the Senior 2031 Notes is set at 2.630% as compared to a weighted average interest of 4.83% for the existing notes, which reduces the Company’s annual interest carrying charges by approximately $21.6 million per annum compared to the second quarter of 2021, or roughly $60 million per annum lower compared to the second quarter of 2019.

Capital Returns

  On July 29, 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems. The Company believes that the market price of its common shares does not currently represent their full value and growth prospects and views purchases of common shares as an attractive investment comparable to its investments in its portfolio of exploration and development stage assets. During the quarter, the Company repurchased, and subsequently cancelled, a total of 3,321,276 common shares for approximately C$18 million since the initiation of the share repurchase program.

Health, Safety and Sustainable Development

  The Company's Total Recordable Injury Rate was 0.68(6) for the first nine months of 2021. This is an increase from the full year 2020 result and primarily reflects low-energy incidents. In response, the company initiated campaigns across all operations focused on reducing the most common injuries that have occurred so far in 2021.
  As of October 5, 2021 approximately 95%(7) of our employees have received at least one dose of a COVID-19 vaccine, with approximately 60%(7) being fully vaccinated, with the expectation of a company-wide double-vaccination rate of over 90%(7) expected in the fourth quarter.
  The Company completed Human Rights Risk Assessments at all sites in line with the Voluntary Principles on Security and Human Rights.
  The Company approved a Responsibility Policy covering all HSSD elements, as well as 8 supporting Statements of Commitment covering Human Rights, Safety and Health, Environmental Protection, Social Performance, Tailings Management, Government Relations, Security and Common Elements.
  The Company established its emissions baseline year (2019) and began evaluation of three science-based temperature targets; a 2°C scenario, a well-below 2°C scenario and a 1.5°C scenario compared to pre-industrial levels. The Company also performed climate risk, adaptation and abatement workshops with each operation to progress on establishing preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that its long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

OPERATING RESULTS SUMMARY

	Three months ended September 30, 2021
	Gold Production	Silver Production	GEO(2) Production	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	86,803	—	86,803	$687	$887
Jacobina	47,373	—	47,373	$518	$722
Cerro Moro	19,261	1,370,486	37,853	$966	$1,422
El Peñón	50,229	902,698	62,545	$631	$885
Minera Florida	21,890	—	21,890	$917	$1,239
Total	225,556	2,273,183	256,464	$702	$1,041

	For the three months ended September 30, 2020
	Gold Production	Silver Production	GEO(2) Production	Cash Cost(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)(5)	76,398	—	76,398	$736	$973
Jacobina	44,080	—	44,080	$565	$754
Cerro Moro	18,818	1,679,342	40,380	$849	$1,307
El Peñón	39,322	1,360,999	56,454	$665	$906
Minera Florida	23,153	—	23,153	$936	$1,210
Total	201,772	3,040,341	240,466	$723	$1,096

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had a strong third quarter in line with plan, after an exceptional second quarter due to higher grade, delivering quarterly production that exceeded plan. Third quarter results benefited from higher grade and recoveries compared to the third quarter of 2020 from ore deeper in the Malartic pit with overall production greatly exceeding the comparative period by 14% due to the prior year's COVID-related temporary challenges. Throughout the course of 2021, the mine continued the transition from the Malartic pit to the Barnat pit. Canadian Malartic expects to complete the final 7,000 meters of topographic drilling at Barnat during October, while overburden removal was completed earlier this year as planned. As previously disclosed, the Company expects that the higher strip ratio seen in Barnat will normalize over the following years as the mine sequencing progresses. Additionally, the Company is undertaking the required pit pushback to obtain the optimized ounces as per the revised open pit design, which resulted in an increase of approximately 150,000 ounces of gold mineral reserves on a 50% basis.

Cash costs(1) of $687 per GEO(2) and AISC(1) of $887 per GEO(2) were lower year over year, a result of higher production and fixed production costs being distributed over more ounces in the current quarter.

Jacobina

Jacobina had an exceptional third quarter and exceeded its production plan with quarterly gold production of 47,373 ounces, closely approximating the record-setting production established in the second quarter of 2021. Mill throughput for the quarter was well above plan, with recovery rates and grade as expected.

The Jacobina processing plant continues to exceed expectations, at nearly 7,500 tonnes per day ("tpd") over the full third quarter of 2021, a 4% increase compared to the previous quarter. This aligns with the previously mentioned target throughput of 7,500 tpd for the second half of 2021, which represents the permitted operational processing rate. A new daily throughput record of 8,842 tonnes was achieved in September during a trial to test the processing plant capacity. Mining rates increased by 9% compared to the previous quarter, with the underground mine on track to sustain 7,500 tpd by year end. The ongoing success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings management system, combined with other operational improvements and without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, improve energy efficiency, and de-risk the project execution.

Third quarter cash costs(1) of $518 per GEO(2) and AISC(1) of $722 per GEO(2) were better than annual cost guidance ranges and lower than the comparative prior year period, a result of higher production from the aforementioned increased mill throughput, and fixed production costs being distributed over more ounces in the current quarter. September was a strong month for Jacobina with the lowest per GEO(2) costs of the quarter for the operation, and AISC(1) on a per GEO(2) basis approximately 12% lower than the average quarterly cost. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rates and operational flexibility.

Cerro Moro

Cerro Moro third quarter GEO(2) production was 37,853, with gold production of 19,261 ounces and silver production of 1,370,486 ounces, a 50% increase to the second quarter's production. Silver production of 1,370,486 ounces increased by 86% compared to the second quarter, and is expected to further increase during the fourth quarter. In the third quarter, gold and silver recoveries were impacted by high clay content causing sedimentation and clarification challenges in the countercurrent decantation ("CCD") circuit. Actions to improve the CCD circuit performance include implementation of a feed blending control system, drilling of new wells to improve the processing water quality, and trials of new and improved reagents. As a result, gold and silver recoveries improved in the second half of September and are expected to average approximately 93% in the fourth quarter.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore, continued in the quarter with Zoe contributions becoming more prevalent. This trend will continue during the fourth quarter, expected to be the strongest production quarter of the year, with most of the ore to plant coming from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd, a rate experienced in the first quarter. The mine saw linear development rates continue to improve during the quarter; these improvements will continue throughout the remainder of the year, further supporting the much higher second half of 2021 production profile.

Cash costs(1) and AISC(1) during the third quarter were $966 per GEO(2), and $1,422 per GEO(2), respectively. September was a strong month for Cerro Moro with the lowest per GEO(2) costs of the quarter for the operation, and AISC(1) on a per GEO(2) basis approximately 14% lower than the quarterly cost. With increased fourth quarter production, the Company expects costs to be commensurately lower than those observed on a year-to-date basis.

As previously disclosed, the Company is evaluating construction of a heap leach circuit, a lower-cost processing alternative, that would facilitate the processing of lower-grade mineralization, potentially extending Cerro Moro's mine life. The evaluation is in the early stages with a preliminary study completed, and metallurgical lab testing currently underway. Yamana has submitted several 800 kg samples to a well-respected laboratory in Canada to run column tests, to evaluate the potential for heap leach recovery from near surface vein mineralization. Samples were collected from prior quarter diameter drill holes and surface trench saw-cut bedrock samples. Preliminary leach test results indicate that five zones returned results suggesting recoveries of over 70% could be achieved. Studies are ongoing and full results with reagent consumption and effects of grain size on recovery will be obtained before year end. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins. Following the positive preliminary metallurgical results, Yamana has planned and approved a dedicated and targeted oxides drilling program with the objective of defining a heap-leachable inventory of 5 Mt by the end of 2022. In the first half of 2021, Yamana also completed a scoping study for a plant expansion using a more energy-efficient comminution configuration. The study indicated that a doubling of plant throughput to approximately 2,200 tpd could potentially be achieved with modest capital investment and would significantly reduce processing costs per tonne. During the fourth quarter, Yamana will undertake further metallurgical testing to confirm the assumption of the scoping study before advancing to the next level of engineering.

El Peñón

El Peñón had a strong third quarter, with GEO(2) production of 62,545, including gold production of 50,229 ounces, and 902,698 ounces of silver. GEO(2) production greatly exceeded second quarter GEO(2) production of 52,607 by 19%. The higher grade La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep sectors zones came into production during the third quarter, contributing to higher planned production which will continue in the fourth quarter, as previously guided. The Company continues to expect that the strong second half of 2021 will account for approximately 57% of gold and silver production at El Peñón; silver-rich zones will be mined in the fourth quarter. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production is to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep is an important component of that strategy; accessing those new areas will provide increased mining flexibility.

Cash costs(1) of $631 per GEO(2) was in line with guidance and lower than the comparative period, while AISC(1) of $885 per GEO(2) was lower than the comparative period, as a result of the current period's planned and previously disclosed higher development rates that have facilitated access to additional mining areas in the second half of the year. September was a strong month for El Peñón with the lowest per GEO(2) costs of the quarter for the operation, with AISC(1) on a per GEO(2) basis approximately 12% lower than the quarterly average, which positions the Company to deliver its lowest cost of the year during the fourth quarter. With the ongoing focus on increasing mine development rates, El Peñón has increased the number of available underground production zones which are expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month. Costs per GEO(2) have improved compared to the first half of the year, and are anticipated to further improve in the fourth quarter to commensurately higher production.

Minera Florida

Minera Florida had gold production of 21,890 ounces during the third quarter, and a strong start to the fourth quarter, and due to mine sequencing is expected to meet or exceed plan. Linear development, to increase mining flexibility, continues to advance ahead of plan. Minera Florida is already seeing improved operational efficiency and reduced haulage distances as a result of re-establishing the Marisol ore pass from the 850 level to the 620 level. Widening of the final ore pass at Fantasma/Polvorin is underway and scheduled for completion by the end of October, which is expected to further reduce haulage distances and possibly allow for optimizing the hauling fleet. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Consistent with the 10-year outlook, the plant de-bottlenecking study and preparation of the environmental and social impact assessment ("ESIA") are advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, which would increase annual gold production to approximately 120,000 ounces. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Cash costs(1) and AISC(1) during the third quarter were $917 per GEO(2), and $1,239 per GEO(2) respectively. Costs are expected to improve in the fourth quarter due to higher grades, and higher silver and zinc by-product credits. In addition to the aforementioned plant improvements, the Company completed a processing plan earlier in the year, which identified opportunities to implement cost control initiatives; these are currently under consideration and may positively impact future costs.

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Wasamac Project Update and Positive Exploration Results

On July 19, 2021, the Company announced the results of several studies on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, intended to corroborate diligence reviews conducted by the Company on its purchase of the project in early 2021, and update a historical feasibility study. These studies updated the baseline technical and financial aspects of the Wasamac project that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Yamana expects to receive all approvals, permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production anticipated in the fourth quarter of 2027. The Company has already identified opportunities to accelerate the production ramp-up and decrease the processing plant construction timeline, which would improve significantly over the feasibility study’s base case production profile. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the execution of an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization.

Exploration activities continued to ramp up at Wasamac during the third quarter, including continued exploration and geotechnical drilling, and initiation of infill drilling on the Wasamac resource on September 14 with three drill rigs currently operating and a fourth rig planned to be added later in the year. Results are pending for infill holes completed to date.

Exploration drilling during the third quarter totaled 3,648 metres, including 3,084 metres in 6 holes testing the newly defined West 117 Wasa shear target concept and 564 metres in one drill hole testing a magnetic anomaly (Wildcat South) south of the Wildcat target. Both targets were generated from a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992 line-kilometres. The initial drill hole completed at the South Wildcat target, located approximately 300 metres south of Wildcat, intersected a 30 metre wide chlorite-sericite altered, pyritic shear zone. Drilling completed at West 117 Wasa intersected mostly narrow, rhyolite-hosted shear zones. Assays are pending for these drill holes. In addition to infill and exploration drilling, geotechnical drilling continued in the third quarter, with completion of 1,758 metres in four drill holes. Drilling year to date on the Wasamac property totals 13,087 metres in 32 holes.

Exploration results received in the third quarter, included 3,112 metres in 13 drill holes completed at the Wildcat target, where visually positive intervals in most holes, with visible gold in two drill holes, has been reported. Highlights from these initial drill holes at Wildcat were previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program'.

Additional ongoing exploration work completed during the third quarter included integration of the high-resolution magnetic survey data over the Wasamac property with similar survey data covering the recently acquired Francoeur property, west of Wasamac, as part of an ongoing program of integration of exploration data to form a combined Wasamac-Francoeur exploration platform on which to advance drill targeting. Additional ongoing work included sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the mineral resource base.

There is excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. The planned infill and exploration drilling campaign has the potential to generate additional mineral reserves that would sustain a 200,000-ounce production level for an extended period and support a strategic mine life of more than 15 years. Preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.

The Wasamac project further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue Region, where Yamana has deep operational and technical expertise and experience. Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through 2041.

The Odyssey Project Advancing on Schedule

Yamana and Agnico Eagle Mines Ltd., who each hold a 50% interest in the Canadian Malartic General Partnership, owner and operator of the Canadian Malartic mine, announced a positive construction decision for the Odyssey underground project at Canadian Malartic on February 11, 2021.

Several key processes and activities progressed as planned during the third quarter:

  Underground ramp development is ahead of schedule with 1,118 linear metres of development in 2021 now completed (for a total of 2,054 metres including lateral development).
  Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform established in early July. The platform provides diamond drilling access to the upper part of Odyssey south (between surface and 160 meters of depth) and infilled drilling of the mineralization.
  Underground construction is progressing well, with explosives storage and dining rooms on schedule.
  Odyssey human resources ramp-up is on target, with over 300 employees and contractors hired in a variety of functions including mine development, surface construction and resource development.
  Construction of the left-turn lane on Provincial Highway 117 has been completed.
  Decree amendment and the mining lease process continue to be on target for the first quarter of 2022 and fourth quarter of 2022 respectively.
  During the second quarter, the shaft collar construction was completed. The headframe's slipform pour started in September, with structural steel installation expected to be initiated in November, and completed during the fourth quarter. The hoist room construction and interior design are expected to be completed within one year.
  Shaft sinking is expected to start October 2022, with the sinking hoist expected to be delivered during the second quarter of 2022, on schedule. Lastly, the auxiliary hoist is under construction and is also expected to be delivered as planned during the second quarter of 2022.

As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces (100% basis) with annual production trending lower on a yearly basis to approximately 123,000 ounces (100% basis) by 2028. Underground production will start in 2023 and increase yearly, adding approximately 932,000 ounces (100% basis) during the 2023-2028 construction period—at cash costs(2) of $800 per ounce—including approximately 385,000 ounces (100% basis) by 2028.

Net proceeds from the sale of the 932,000 ounces (100% basis) of underground production would significantly reduce the external cash requirements for the construction of the Odyssey project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

Jacobina Processing Capacity Optimization and Expansion

The Company has made significant progress on the Phase 2 expansion to increase daily throughput to 8,500 tpd and raise production to 230,000 ounces per year. The Company expects to achieve the Phase 2 rate of 8,500 tpd by implementing a simplified approach of debottlenecking and incremental operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, increases energy efficiency, and de-risk the project. As such, capital costs for the plant expansion are expected to be in the range of $15 million to $20 million, significantly lower than the original planned capital estimated in the Phase 2 pre-feasibility study. Successful trials conducted at Jacobina during the prior quarters demonstrate that the processing plant can consistently and reliably achieve a daily operating throughput above 8,000 tonnes per day, significantly higher than nameplate capacity. A new daily throughput record of 8,842 tonnes was achieved in September during a trial to test the processing plant capacity. Permitting for Phase 2 is ongoing with expected completion in mid-2022. Subject to successful completion of required permit modifications, Jacobina would begin processing at the new Phase 2 rate by the second half of 2023.

As previously presented in the Company’s 10-year production outlook, Yamana is evaluating a further expansion at Jacobina to increase throughput to 10,000 tpd, referred to as Phase 3. Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate with operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023. The Company is pursuing the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, tailings strategy, and permitting, while managing capital expenditure and cash flow.

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt in which the mine is located. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration, to work towards the strategic plan of Jacobina being a 400,000 ounce-plus operation.

The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometers. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometer long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2020, past gold production from the mine complex was slightly over two million ounces, with mineral reserves of 2.81 million ounces of gold and total mineral resources of 5.0 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometers of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometer long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

MARA Project Advances

The MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance the engagement with local communities and stakeholders, and progress the feasibility study and the permitting process. The pending feasibility study will provide updated mineral reserves, production and project capital cost estimates, is being overseen by the Technical Committee comprised of members of the three Companies. Key technical results are expected during 2021, and a considerable amount of information in the pre-feasibility study is already at feasibility study level as a result of the Integration. The full feasibility study report and submission of the ESIA is expected in late 2022.

The MARA Project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest.

Work on the engineering design, drilling at site, and furthering of the environmental studies and permitting continued to progress well during the third quarter. The metallurgical drilling program at the Agua Rica site was completed, and all samples were submitted for metallurgical test-work in Canada. Additionally, geotechnical drilling started and is expected to continue during the fourth quarter. Next steps include resource delineation and specific geotechnical drilling for the overland conveyor tunnel design. Metallurgical test-work is progressing according to plan, advancing early stages of mechanical preparation and assaying, while preparing final composites for batch testing and pilot plant, which is expected to run during the first quarter of 2022.

MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper-gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and one of the lowest capital intensity of the comparable projects globally.

EXPLORATION

During the third quarter, exploration drilling and other field activities continued to ramp up in most jurisdictions as COVID-19 restrictions are progressively lifted as vaccination rates increased. The Company is refocusing its efforts on regional exploration projects, with greater efforts being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in Brazil at Lavra Velha, Jacobina Norte and at the early stage Colider property. Targets were advanced at the Company’s Ivolandia project, with collection of soil and rock samples and geological mapping at several targets. An airborne geophysical survey will be flown over a 210 square kilometre area at Ivolandia in early 2022. Exploration in Chile in the quarter included surface work at early stage projects near the El Peñón mine and elsewhere, and initial reverse-circulation scout drilling programs were completed at three projects in the El Peñón region. In Argentina, permitting and contracting work was undertaken in preparation for planned drilling on the Company’s Las Flechas property, where a 1,500-2,000 metre drill program in the fourth quarter is planned to test breccia-related high-sulphidation epithermal gold targets. At Monument Bay, Manitoba, results from the recently completed deep drilling program were integrated into the project database and are currently being evaluated with planning for the next steps for the project, and exploration drilling continued at the recently acquired advanced Wasamac property, in the Abitibi, Quebec. Initial field work was started on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial statistics for the third quarter 2021 are outlined in the following table.

(In millions of United States Dollars, except for per share and per unit amounts)	Three months ended September 30
	2021	2020
Revenue	$452.2	$439.4
Cost of sales excluding depletion, depreciation and amortization	(177.2)	(166.6)
Depletion, depreciation and amortization	(113.1)	(106.9)
Total cost of sales	(290.3)	(273.5)
Temporary suspension, standby and other incremental COVID-19 costs	(7.9)	(8.6)
Mine operating earnings	154.0	157.3
General and administrative expenses	(19.5)	(21.4)
Exploration and evaluation expenses	(10.9)	(3.6)
Net earnings attributable to Yamana equity holders	27.0	55.6
Net earnings(3) per share - basic and diluted (i)	0.03	0.06
Cash flow generated from operations after changes in non-cash working capital	190.6	215.0
Cash flow from operations before changes in non-cash working capital(2)	202.9	199.0
Revenue per ounce of gold	$1,789	$1,910
Revenue per ounce of silver	$24.23	$24.58
Average realized gold price per ounce (2)	$1,789	$1,910
Average realized silver price per ounce (2)	$24.23	$24.58

(i)     For the three months ended September 30, 2021, the weighted average number of shares outstanding was 964,715 thousand (basic and diluted).

Summary of Certain Non-Cash and Other Items Included in Net Earnings(3)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended September 30
	2021	2020
Net foreign exchange (gains) losses(3)	$(16.1)	$4.2
Share-based payments/mark-to-market of deferred share units	3.1	5.1
Mark-to-market losses (gains) on derivative contracts, investments and other assets	1.0	(1.5)
Gain on sale of subsidiaries, investments and other assets	—	(1.8)
Temporary suspension, standby and other incremental COVID-19 costs	7.9	8.6
Early note redemption premium	53.3	—
Other provisions, write-downs and adjustments(3)	4.0	6.1
Non-cash tax on unrealized foreign exchange losses	7.2	8.7
Income tax effect of adjustments(3)	(16.0)	(4.9)
One-time tax adjustments(3)	(1.6)	12.8
Total adjustments(3) (i)	$42.8	$37.3
Total adjustments - increase to earnings(3) per share	$0.04	$0.04

(i)     For the three months ended September 30, 2021, net earnings(3) would be adjusted by an increase of $42.8 million (2020 - increase of $37.3 million).

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021, and the Company's Management's Discussion & Analysis for the year ended December 31, 2020, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company will host a conference call and webcast on Friday, October 29, 2021, at 9:00 a.m. EDT.

Third Quarter 2021 Conference Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	9398414#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	7690886#

The conference call replay will be available from 12:00 p.m. EDT on October 29, 2021, until 11:59 p.m. EST on November 29, 2021.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1)	A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three and nine months ended September 30, 2021 and in the 'Non-GAAP Performance Measures' section below.

(2)	GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 73.55 for the three months ended September 30, 2021, and 79.26 for the three months ended September 30, 2020. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00 for 2021.

(3)	Net earnings and adjustments to net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

(4)	Yamana mines is defined as Yamana's currently held mines, including Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.

(5)	Included in the 2020 comparative gold production figure is 13,305 of pre-commercial production ounces related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit, which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.

(6)	Calculated on 200,000 exposure hours basis including employees and contractors. This rate is exclusive of Canadian Malartic, in which we hold a 50% interest.

(7)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

(8)	Cash balances include $220.2 million available for utilization by the MARA Project.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three and nine months ended September 30, 2021.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold and AISC per GEO sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow Before Dividends and Debt Repayment", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures	Three months ended September 30
(In millions of United States Dollars)	2021	2020
Cash flows from operating activities	$190.6	$215.0
Adjustments to operating cash flows:
Amortization of deferred revenue	2.4	2.3
Temporary suspension, standby and other incremental COVID-19 costs	7.9	8.6
Legal contingencies included in other cash payments	—	8.0
Non-discretionary items related to the current period
Sustaining capital expenditures	(41.1)	(38.1)
Interest paid	(12.0)	(5.6)
Payment of lease liabilities	(5.7)	(4.4)
Cash used in other financing activities	(2.9)	(0.3)
Net free cash flow	$139.2	$185.5
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	(52.1)	(23.8)
Cash flows used in other investing activities	(4.6)	(4.7)
Effect of foreign exchange of non-USD denominated cash	(0.9)	(0.1)
Free cash flow before dividends and debt repayments	$81.6	$156.9

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided in Section 11 of the Company's MD&A for the three and nine months ended September 30, 2021, which is available on the Company's website and on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.
The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
  Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

(All amounts are expressed in United States Dollars unless otherwise indicated.)